ACCESS PHARMACEUTICALS, INC.
2600 Stemmons Freeway, Suite 176
Dallas, TX 75207

October 4, 2011

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:           Access Pharmaceuticals, Inc.
File No. 001-15771

Ladies and Gentlemen:

Access Pharmaceuticals, Inc. has received your comments on the letter dated September 21, 2011 and after discussions with the Staff the Company will file its response to the Staff’s comments on or before October 19, 2011.

Should you have any questions regarding this request, please do not hesitate to contact John J. Concannon (617-951-8874) of Bingham McCutchen LLP.

Sincerely,

ACCESS PHARMACEUTICALS, INC.

Stephen B. Thompson
Chief Financial Officer

cc:           John J. Concannon, Bingham McCutchen LLP